Writer's Direct Number (212) 756-2497	Writer's E-mail Address james.nicoll@srz.com

July 9, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Mr. Tim Buchmiller

    Re:
    Aeroflex Holding Corp.
    Registration Statement on Form S-1
    Filed April 6, 2010
    File No. 333-165920 (the "Registration Statement")

Dear Mr. Buchmiller:

        On behalf of Aeroflex Holding Corp. (the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 3 to the above referenced Registration Statement ("Amendment No. 3") addressing comments contained in the Comment Letter (as defined below).

        This letter is in response to the comments of the Staff set forth in its letter dated June 21, 2010, concerning the Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

        Our response to the Staff's comments set forth in the Comment Letter are as follows:

Our Growth Strategy, page 4

1.
We note your disclosure on page 5 that in June 2010, you entered into an agreement to acquire Advanced Control Components, Inc. Please provide investors with sufficient information regarding this potential merger so that they can assess its materiality to your business and tell us why you have not filed this agreement as an exhibit to your registration statement.

Revisions have been made in response to this comment with respect to Advanced Control Components, Inc. ("ACC"). See pages 5, 50, 86 and F-91.

On June 30, 2010, the Registrant acquired Radiation Assured Devices, Inc. ("RAD"). Accordingly, the Registrant has disclosed information with respect to the RAD acquisition. See pages 50, 72, 86, 87 and F-91. Furthermore, the following discussion addresses both the ACC and RAD acquisition agreements.

  The Registrant respectfully submits that neither the ACC nor the RAD acquisition agreements are required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K. Item 601(b)(2) requires that a registrant file as an exhibit to a registration statement "[a]ny material plan of acquisition...described in the statement". Further, Item 601(b)(10) requires that "[e]very contract not made in the ordinary course of business which is material to the registrant" should be filed as an exhibit to a registration statement.

  The Registrant does not believe that either of such agreements is material for the following reasons:

  •
  The amount of consideration paid by the Registrant ($20 million for ACC and $14 million plus a potential contingent payment for RAD) is immaterial to the Registrant, since the Registrant has approximately $1.3 billion in total assets.

  •
  Neither ACC nor RAD will contribute more than 5% of the net sales of the Registrant. In addition, neither ACC nor RAD will contribute a material number of employees to the total number of employees of the Registrant.

  •
  Both the ACC and RAD acquisitions are within existing lines of business of the Registrant.

  The Registrant also notes that it is not required to include historical or pro forma financial statements for either acquisition in the Registration Statement pursuant to Regulation S-X, and neither acquisition constitutes an acquisition of a significant amount of assets under Item 2.01 of Form 8-K.

Management, page 98

2.
Please revise Mark H. Ronald's business experience description on page 101 to clarify the dates that Mr. Ronald has served as a Special Advisor to Veritas Capital and provide the dates of this employment.

Revisions have been made in response to this comment. See page 102.

*****

        Amendment No. 3 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 3 to the Registration Statement.

        If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,
/s/ JAMES NICOLL James Nicoll
CC:
John Adamovich, Jr., Aeroflex Holding Corp.
Michael R. Littenberg, Schulte Roth & Zabel LLP